  Exhibit 99.1

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

WHEN

Thursday, May 2, 2019 at 3:00p.m. Pacific time

WHERE

Terminal City Club
Skidmore Room
837 West Hastings Street
Vancouver, BC V6C 1B6

ITEMS OF BUSINESS:

1. Receive our 2018 annual audited financial statements
2. Elect eight directors for the coming year
3. Re-appoint KPMG as auditor for the coming year
4. Authorize the directors to set the auditor’s pay
5. Approve a non-binding advisory resolution on executive compensation

YOUR VOTE IS IMPORTANT

You are entitled to receive this notice vote at our 2019 and Annual Meeting of Shareholders (“2019 Annual Meeting”) if you owned common shares of Eldorado Gold Corporation (Eldorado or “the Company”) as of the close of business on March 18, 2019 (“the record date” for the 2019 Annual Meeting).

NOTICE-AND-ACCESS

We are using notice-and-access procedures to deliver our 2019 meeting materials to shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, Form of Proxy, Annual Return Card, shareholder letter, Annual Audited Consolidated Financial Statements and associated Management’s Discussion and Analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of April 1, 2019 and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

The Circular contains important information about the meeting and the Company. We encourage and remind you to access and review the Circular prior to voting.

ELDORADO GOLD 2019 NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

The Company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com
1 604 687 4018 or 1 888 353 8166 (toll-free)
1 604 687 4026
1188 Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5 Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited Consolidated Financial Statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited Consolidated Financial Statements and MD&A.

SUBMITTING YOUR VOTE

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. on Tuesday, April 30, 2019 to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. on Tuesday, April 30, 2019.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1 877 657 5856 toll-free in North America or 1 416 867 2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the Board,

“Karen Aram”

Karen Aram
Corporate Secretary

Vancouver, BC

March 18, 2019

ELDORADO GOLD 2019 NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS